UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Vimicro International Corporation

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share **

(Title of Class of Securities)

G9366M103

(CUSIP Number)

Zhonghan (John) Deng	Shengda Zan
Zhaowei (Kevin) Jin	Room 906, Bank of Shanghai Tower
Xiaodong (Dave) Yang	168 Middle Yincheng Road, Shanghai
15/F Shining Tower	People’s Republic of China
No. 35 Xueyuan Road
Haidian District, Beijing 100083
People’s Republic of China

With copies to:

Steven Liu, Esq.

Jerome J. Ku, Esq.

Gunderson Dettmer Stough Villeneuve Franklin &

Hachigian, LLP

Suite 2101, Building C, Yintai Center,

#2 Jianguomenwai Ave., Chaoyang District

Beijing 100022, PRC

Facsimile: + (8610) 5680 3889

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Not for trading, but only in connection with the listing on NASDAQ Global Market of American depositary shares, each representing four ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9366M103

1.	NAMES OF REPORTING PERSONS

Zhonghan (John) Deng

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,969,540 ordinary shares(1)

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 10,969,540 ordinary shares(1)

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,969,540 ordinary shares(1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%

14.	TYPE OF REPORTING PERSON

IN

(1) This amount includes (a) 4,453,192 ordinary shares, (b) 15,000 American Depositary Shares (ADSs), representing 60,000 ordinary shares and (c) options to purchase 6,456,348 ordinary shares within 60 days of September 14, 2015.

CUSIP No. G9366M103

1.	NAMES OF REPORTING PERSONS

Vimicro Beijing Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,513,192 ordinary shares(1)

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 4,513,192 ordinary shares(1)

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,513,192 ordinary shares(1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%

14.	TYPE OF REPORTING PERSON (see instructions)

CO

(1) This amount includes (a) 4,453,192 ordinary shares and (b) 15,000 ADSs, representing 60,000 ordinary shares.

CUSIP No. G9366M103

1.	NAMES OF REPORTING PERSONS

Zhaowei (Kevin) Jin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,285,471 ordinary shares(1)

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 4,285,471 ordinary shares(1)

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,285,471 ordinary shares(1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%

14.	TYPE OF REPORTING PERSON (see instructions)

IN

(1) This amount includes (a) 1,391,851 ordinary shares, (b) 100,000 American Depositary Shares (ADSs), representing 400,000 ordinary shares and (c) options to purchase 2,493,620 ordinary shares within 60 days of September 14, 2015.

CUSIP No. G9366M103

1.	NAMES OF REPORTING PERSONS

Vimicro Shenzhen Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,791,851 ordinary shares(1)

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 1,791,851 ordinary shares(1)

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,791,851 ordinary shares(1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.4%

14.	TYPE OF REPORTING PERSON (see instructions)

CO

(1) This amount includes (a) 1,391,851 ordinary shares and (b) 100,000 ADSs, representing 400,000 ordinary shares.

CUSIP No. G9366M103

1.	NAMES OF REPORTING PERSONS

Shengda Zan (“Mr. Zan”)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 35,530,000 ordinary shares(1)

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 35,530,000 ordinary shares(1)

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,530,000 ordinary shares(1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.6%

14.	TYPE OF REPORTING PERSON (see instructions)

IN

(1) This amount includes (i) 31,250,000 Ordinary Shares held by Alpha Spring Limited (“Alpha Spring”); and (ii) 4,280,000 Ordinary Shares in form of 1,070,000 ADSs directly held by Alpha Spring. Alpha Spring is wholly-owned by Nantong Zongyi Investment Co., Ltd. (“Nantong Zongyi”). Mr. Zan is a member of the board of directors and is the legal representative of Nantong Zongyi. Mr. Zan is also a shareholder holding more than 50% in Nantong Zongyi. Pursuant to Section 13(d) of the Act, each of Nantong Zongyi and Mr. Zan may be deemed to have the sole voting and dispositive powers with respect to the Ordinary Shares held by Alpha Spring.

CUSIP No. G9366M103

1.	NAMES OF REPORTING PERSONS

Xiaodong (Dave) Yang

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,847,261 ordinary shares(1)

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 10,847,261 ordinary shares(1)

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,847,261 ordinary shares(1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%

14.	TYPE OF REPORTING PERSON (see instructions)

IN

(1) This amount includes (a) 9,053,961 ordinary shares, (b) 108,325 American Depositary Shares (ADSs), representing 433,300 ordinary shares and (c) options to purchase 1,360,000 ordinary shares within 60 days of September 14, 2015.

CUSIP No. G9366M103

1.	NAMES OF REPORTING PERSONS

Vimicro Tianjin Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,053,961 ordinary shares

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 9,053,961 ordinary shares

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,053,961 ordinary shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%

14.	TYPE OF REPORTING PERSON (see instructions)

CO

Preamble

This Amendment No. 2 (this “Amendment No. 2”) amends the Schedule 13D filed by the Reporting Persons relating to the beneficial ownership of ordinary shares, par value US$0.0001 per share (“Ordinary Shares”) and American depositary shares (the “ADSs”), each representing four Ordinary Shares of the Issuer listed on the NASDAQ Global Market under the symbol “VIMC” (the “Issuer”) on August 17, 2015, as amended and supplemented by the Amendment No. 1 to the Schedule 13D filed on September 14, 2015 (the “Schedule 13D”). Except as specifically amended by this Amendment No. 2, the Schedule 13D remains in full force and effect. Capitalized terms used but not defined in this Amendment No. 2 have the same respective meanings provided to them in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D hereby amended and supplemented as follows:

Pursuant to the Merger Agreement (as defined below), Merger Sub (as defined below) will be merged with and into the Issuer, with the Issuer surviving the Merger (as defined below) and becoming a wholly-owned subsidiary of Parent (as defined below) as a result of the Merger. The descriptions of the Merger and the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 7.03, and in incorporated herein by reference in its entirety.

It is anticipated that the total amount of funds necessary to complete the Merger and the related transactions is approximately $310 million (assuming no exercise of dissenter rights by shareholders of the Company), which is expected to be provided by Alpha Spring through a commitment to make loan to Parent in the aggregate principal amount of $310 million pursuant to a debt commitment letter by Alpha Spring.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D hereby amended and supplemented as follows:

On September 11, 2015, Xiaodong (Dave) Yang (“Dr. Yang”) and Vimicro Tianjin Corporation (“Vimicro Tianjin”), together with Dr. Zhonghan (John) Deng, Vimicro Beijing Corporation, Mr. Zhaowei (Kevin) Jin, Vimicro Shenzhen Corporation and Mr. Shengda Zan entered into an amended and restated consortium agreement (the “Restated Consortium Agreement”) pursuant to which the Consortium Agreement was amended and restated in its entirety on substantially the same terms as the Consortium Agreement to provide for, among other things, the inclusion of Dr. Yang and Vimicro Tianjin as new members of the Consortium in connection with the proposal to pursue the Proposed Transaction.

On September 15, 2015, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with Vimicro China (Parent) Limited, a Cayman Islands company (“Parent”) and Vimicro Acquisition Limited, a Cayman Islands company and a wholly-owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger and becoming a wholly-owned subsidiary of Parent as a result of the Merger. At the effective time of the Merger, each of the Issuer’s Class A Ordinary Shares issued and outstanding immediately prior to the effective time of the Merger (including Ordinary Shares represented by ADSs) will be cancelled in consideration for the right to receive $3.375 per Ordinary Share or US$13.50 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) the Rollover Shares (as defined in the Merger Agreement), and (ii) Ordinary Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which Ordinary Shares will be cancelled at the effective time of the Merger for the right to receive the fair value of such Ordinary Shares determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands. The Merger is subject to the approval of the Issuer’s shareholders and various other closing conditions.

Concurrently with the execution of the Merger Agreement, (i) each of the Reporting Persons (other than Mr. Zan, collectively, the “Founder Parties”) entered into a limited guarantee (the “Founder Limited Guarantee”) in favor of the Issuer, pursuant to which the Founder Parties severally and jointly guarantee the due and punctual observance, performance and/or discharge of payment as and when due and subject to the conditions and limitations set forth therein and in the Merger Agreement, of Parent’s obligation to pay a termination fee to the Company under the Merger Agreement, subject to a cap of $6.7 million; and (ii) Nantong Zongyi and Alpha Spring (together with Nantong Zongyi, collectively, the “Sponsor Guarantors”) entered into a limited guarantee in favor of the Issuer, pursuant to which the Sponsor Guarantors guarantee the due and punctual observance, performance and/or discharge of payment as and when due and subject to the conditions and limitations set forth therein and in the Merger Agreement of (a) Parent’s obligation to pay a termination fee to the Company under the Merger Agreement and (b) Parent’s and Merger Sub’s funding of the merger consideration under the Merger Agreement, subject to a cap of US$310,000,000 (the “Sponsor Limited Guarantee”).

Concurrently with the execution of the Merger Agreement, the Reporting Persons entered into a rollover agreement (the “Rollover Agreement”) with Parent and Merger Sub, pursuant to which, immediately prior to the closing of the Merger, each Rollover Share (as defined in the Rollover Agreement) shall be cancelled and each Rollover Shareholder (as defined in the Rollover Agreement) shall subscribe for the number of ordinary shares in Parent as set forth in the Rollover Agreement. Pursuant to the Rollover Agreement, immediately prior to the closing of the Merger, Parent shall become wholly-owned by the Rollover Shareholders.

Concurrently with the execution of the Merger Agreement, each of the Rollover Shareholders entered into voting agreements (each a “Voting Agreement” and collectively, the “Voting Agreements”) with Parent and Merger Sub, pursuant to which the Rollover Shareholders agreed, among other things, that each of them will vote the shares held by them in favor of the authorization and approval of the Merger Agreement, the plan of merger and the transactions contemplated thereunder, including the Merger.

Concurrently with the execution of the Merger Agreement, Alpha Spring entered into a commitment letter (the “Commitment Letter”) with Parent and Merger Sub, pursuant to which Alpha Spring undertook to make a loan to Parent in the aggregate principal amount of $310 million.

If the Merger is completed, the ADSs would be delisted from the NASDAQ Global Market and the Issuer’s obligations to file annual report under the Exchange Act would be terminated.

In addition, consummation of the Merger could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the Board (as the board of the surviving company in the Merger) to consist solely of persons to be designated by the Reporting Persons, and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company. No assurance can be given that the Merger will be consummated.

Description of the Restated Consortium Agreement, the Merger Agreement, the Founder Limited Guarantee, the Sponsor Limited Guarantee, the Commitment Letter, the Rollover Agreement, the Voting Agreements which are attached hereto as Exhibit 7.02, 7.03, 7.04, 7.05, 7.06, 7.07, 7.08, 7.09, 7.10 and 7.11 and incorporated by reference as if set forth in its entirety herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) – (b) The following disclosure assumes that there are 124,263,310 Ordinary Shares outstanding as of September 14, 2015, as provided by the Issuer.

Ordinary Shares are not listed for trading. Each Ordinary Shares is entitled to one vote on all matters subject to shareholder vote.

With respect to each of the Reporting Persons, the cover pages of this Schedule 13D are incorporated herein by reference, as if set forth in their entirety.

By virtue of their actions in respect of the Proposed Transaction as described herein, the Consortium may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. Each Reporting Person expressly disclaims any beneficial ownership of such shares held by each other Reporting Person.

(c) Except as set forth in Item 3 above and incorporated herein by reference, none of the Reporting Persons has effected any transactions in the Ordinary Shares or ADSs during the 60 days preceding the filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Description of the Restated Consortium Agreement, the Merger Agreement, the Founder Limited Guarantee, the Sponsor Limited Guarantee, the Commitment Letter, the Rollover Agreement, the Voting Agreements which are attached hereto as Exhibit 7.02, 7.03, 7.04, 7.05, 7.06, 7.07, 7.08, 7.09, 7.10 and 7.11 and incorporated by reference as if set forth in its entirety herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01[1]:	Joint Filing Agreement, by and among the Reporting Persons, dated as of September 14, 2015 (incorporated herein by reference to Exhibit 7.01 to the Schedule 13D filed by Dr. Zhonghan (John) Deng, Mr. Zhaowei (Kevin) Jin, Vimicro Beijing Corporation, Vimicro Shenzhen Corporation, Dr. Xiaodong (Dave) Yang, Vimicro Tianjin Corporation, and Mr. Shengda Zan with the Securities and Exchange Commission on September 16, 2015).

Exhibit 7.02[2]:	Amended and Restated Consortium Agreement by and among Dr. Zhonghan (John) Deng, Mr. Zhaowei (Kevin) Jin, Vimicro Beijing Corporation, Vimicro Shenzhen Corporation, Dr. Xiaodong (Dave) Yang, Vimicro Tianjin Corporation, and Mr. Shengda Zan, dated as of September 11, 2015 (incorporated herein by reference to Exhibit 7.02 to the Schedule 13D filed by Dr. Zhonghan (John) Deng, Mr. Zhaowei (Kevin) Jin, Vimicro Beijing Corporation, Vimicro Shenzhen Corporation, Dr. Xiaodong (Dave) Yang, Vimicro Tianjin Corporation, and Mr. Shengda Zan with the Securities and Exchange Commission on September 16, 2015).

Exhibit 7.03[3]:	Agreement and Plan of Merger, dated as of September 15, 2015 (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on September 15, 2015).

Exhibit 7.04:	Founder Limited Guarantee, dated as of September 15, 2015.

Exhibit 7.05:	Sponsor Limited Guarantee, dated as of September 15, 2015.

Exhibit 7.06:	Commitment Letter, dated as of September 15, 2015.

Exhibit 7.07:	Rollover Agreement, dated as of September 15, 2015.

Exhibit 7.08:	Voting Agreement by and among, Alpha Spring Limited, Nantong Zongyi Investment Co., Ltd., Shengda Zan, Vimicro China (Parent) Limited and Vimicro China Acquisition Limited, dated as of September 15, 2015.

Exhibit 7.09:	Voting Agreement by and among, Xiaodong (Dave) Yang, Vimicro Tianjin Corporation, Vimicro China (Parent) Limited and Vimicro China Acquisition Limited, dated as of September 15, 2015.

Exhibit 7.10:	Voting Agreement by and among, Zhonghan (John) Deng, Vimicro Beijing Corporation, Vimicro China (Parent) Limited and Vimicro China Acquisition Limited, dated as of September 15, 2015.

Exhibit 7.11:	Voting Agreement by and among, Zhaowei (Kevin) Jin, Vimicro Shenzhen Corporation, Vimicro China (Parent) Limited and Vimicro China Acquisition Limited, dated as of September 15, 2015.

_____________________________

1 Previously filed.

2 Previously filed.

3 Previously filed.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2015

ZHONGHAN (John) DENG

By:	/s/ Zhonghan (John) Deng

Vimicro Beijing Corporation

By:	/s/ Zhonghan (John) Deng
Name:	Zhonghan (John) Deng
Title:	Director

ZHAOWEI (Kevin) JIN

By:	/s/ Zhaowei (Kevin) Jin

Vimicro Shenzhen Corporation

By:	/s/ Zhaowei (Kevin) Jin
Name:	Zhaowei (Kevin) Jin
Title:	Director

XIAODONG (DAVE) YANG

By:	/s/ Xiaodong (Dave) Yang

Vimicro Tianjin Corporation

By:	/s/ Xiaodong (Dave) Yang
Name:	Xiaodong (Dave) Yang
Title:	Director

SHENGDA ZAN

By:	/s/ Shengda Zan